

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2008

Yermek Kudabayev
Chief Financial Officer
Bekem Metals, Inc.
170 Tchaikovsky Street, 4th Floor
Almaty, Kazakhstan 050000

> **Re:** **Bekem Metals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed March 20, 2008**
> **File No. 0-50218**

Dear Mr. Kudabayev:

We have reviewed your response letter and filings and have the following comment. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.   The report from your independent public accounting firm on your consolidated financial statements includes an explanatory paragraph that refers to Note 13, which describes the effects of the restated financial statements. However, we note the date of such report has not been revised to indicate that this Note is audited. Please advise if such Note is audited, and if so, obtain and file a revised report from your independent public accounting firm to indicate such Note is audited.

Yermek Kudabayev
Bekem Metals, Inc.
March 28, 2008
Page 2

Closing Comments

     As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

     You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

     Sincerely,

     Jill Davis
     Branch Chief